 GKN PLC



04036386

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 August 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC SUPPL

RECEIVED AUG 2 0 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 208

Dear Sirs,

GKN plc - 2004 Interim Report and Circular

For your information I enclose a copy of the above announcement.

Yours faithfully,

S De Rutter

David Pavey
Assistant Company Secretary

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

Encs.

PRNUK - 1308040908

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,

GKN plc

The following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(a) 2004 GKN plc Interim Report;
(b) Circular to shareholders incorporating Notice of an Extraordinary General Meeting which will be held on 1 September 2004; and
(c) Form of proxy.

The Interim Report and EGM Circular are also available on the GKN website at www.gkn.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
13 August 2004

 **GKN PLC**

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 August 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5ᵗʰ Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - Notification of Directors' Interests

For your information I enclose a copy of the above.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

GKN plc is registered in England No4191106

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

EXEMPTION NO.
82 - 5204

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	GKN PLC		I R GRIFFITHS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	DIRECTOR		I R GRIFFITHS

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	DIRECTOR		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	8,675		LESS THAN 0.01%				

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY SHARES OF 50P EACH		220.39 PENCE		13 AUGUST 2004		13 AUGUST 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	116,117		0.016%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			DAVID PAVEY 01527 533295

25.	Name and signature of authorised company official responsible for making this notification DAVID PAVEY ASSISTANT SECRETARY Date of notification 13 AUGUST 2004